UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at August 18, 2008

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
President and CEO

Date: August 18, 2008

* Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentialminerals.com

RECLAMATION REPORT FOR CONTINENTAL'S XIETONGMEN PROJECT APPROVED

August 18, 2008, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSXV: KMK; OTCBB: KMKCF) announces agency approval has been received for the Land Reclamation Report for the Xietongmen Project in the Tibet Autonomous Region, China.

Finalization of the Land Reclamation Report moves Continental one step closer to achieving the legal authorization and social license required to successfully develop the Xietongmen Project. Returning affected lands to a productive public use after mining is an important facet of Continental's commitment to develop a project that creates meaningful benefits for local communities, while protecting important environmental and cultural values.

The Xietongmen porphyry copper-gold deposit was discovered by drilling in 2005. A comprehensive program for the Project commenced in 2006, designed to collect the data necessary for the completion of all reports required by the Chinese government to apply for a mining license and feasibility study. Seven reports, including the positive feasibility study announced in August 2007, for the mining license application were completed by January 2008. The final report - the Land Reclamation Plan - has been approved. The mining license application is currently being compiled and is planned for submission in the third quarter of 2008.

The technical studies for these reports have also provided data for a social and environmental impact assessment ("SEIA") that is being completed in accordance with international standards and will play an important role in the financing of the Project. Consultation on the preliminary SEIA findings, mitigation and management strategies was conducted with government officials and local communities in late 2007. Engagement activities included presentations, site tours and informal discussions as well as workshops were held in the local communities. Feedback from the sessions has been incorporated into the SEIA. The final international SEIA report is currently under review and is expected to be completed in the third quarter. Results will be summarized in English, Mandarin and Tibetan in a document that is available to stakeholders.

President and CEO David Copeland said: "We are currently working on engineering design and carrying out geotechnical drilling at site. Although this phase of the project does not lend itself to ongoing release of results, we continue to make good progress toward our mining license application and completion of technical, environmental and social studies for the Project."

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

David J. Copeland
President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Continental expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.